# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002096490
Persons authorized to receive notices and communications: GreenWood Investors LLC, 1270 Avenue of the Americas, 7th Floor, New York, New York (NY), 10020, 212-920-4216; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- GreenWood Investors LLC (CIK 0002096490): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,312,986; sole dispositive power 0; shared dispositive power 1,352,490; aggregate amount beneficially owned 1,352,490 (7.1% of the class)
- Steven Wood (CIK 0002001007): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,312,986; sole dispositive power 0; shared dispositive power 1,352,490; aggregate amount beneficially owned 1,352,490 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed with the SEC on November 18, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of the GreenWood Funds and the GreenWood Accounts. This Amendment No. 2 amends Items 4 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On September 17, 2026, the Issuer and GreenWood entered into a first amendment to the Cooperation Agreement (the "First Amendment"), which, among other things, extended the term of the Cooperation Agreement for an additional one-year period. Pursuant to the First Amendment, in the event the Board seeks to add a new director, the Issuer has agreed to consult with GreenWood in good faith regarding such prospective director prior to his or her appointment or nomination. Further, the Issuer is required to use its best efforts to hold an investor event no later than June 30, 2027 (the "Investor Day"), and shall consult with GreenWood regarding the scheduling, agenda and materials used in connection with such Investor Day.

The foregoing summary of the First Amendment is not complete and is qualified in its entirety by the full text of the First Amendment, which is included as Exhibit 99.3 hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3 - First Amendment to Cooperation Agreement.

## Signatures
- GreenWood Investors LLC: /s/ Steven Wood, Steven Wood, Authorized Person (09/21/2026)
- Steven Wood: /s/ Steven Wood, Steven Wood, Self (09/21/2026)